February 5, 2001




                AMOUNT OF BOND ISSUE EXCHANGEABLE FOR VINCI STOCK
                     INCREASED FROM 457 TO 527 MILLION EUROS




Vivendi Universal's issue of bonds that can be exchanged for Vinci stock has been so well received that the green shoe option was exercised this morning by Deutsche Bank, which was in charge of placing the securities. The overall amount of the issue has therefore been increased from 457 to 527 million euros. Based on an exchange ratio of 1 Vinci share for 1 Vivendi Universal bond, this amount corresponds to the whole of Vivendi Universal's remaining stake of 8.7% in Vinci.